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                             CLICKNSETTLE.COM, INC.
                             1010 Northern Boulevard
                              Great Neck, NY 11021


                                                         July 9, 2001


CONFIDENTIAL
------------

Dr. Kenneth Sun
President
E-Vue, Inc
33 Wood Ave. South, 2/F
Iselin, NJ 08830


         Re:      Proposed Merger between E-Vue, Inc. and clickNsettle.com, Inc.

Dear Dr. Sun:

         Pursuant to our recent discussions, clickNsettle.com, Inc., a publicly-traded Delaware corporation ("CLIK"), is pleased to deliver this letter of intent ("LOI") which sets forth the preliminary terms and conditions of the proposed merger transaction (the "Transaction") between CLIK and E-Vue, Inc., a Delaware corporation (herein referred to as "E-Vue" and collectively with CLIK, the "Parties"). For purposes of this letter of intent, any references to "we", "our" or "us" are references to CLIK, and any references to "you" are references to E-Vue.

         It is currently contemplated that the Transaction will consist of a merger of E-Vue with a newly-formed subsidiary of CLIK whereby E-Vue will become a wholly-owned subsidiary of CLIK. In connection with the Transaction, the shareholders of E-Vue will exchange their equity interests in E-Vue for Common Stock and Preferred Stock of CLIK. The Preferred Stock of CLIK to be issued in the Transaction will be convertible into Common Stock of CLIK commencing six months after the closing of the Transaction, and will have certain other rights and preferences to be negotiated by the parties. The terms of the Transaction and other transactions contemplated in connection therewith which are set forth herein are based upon our preliminary and limited review of certain information provided to us by you concerning the business, assets, operations, condition and prospects of E-Vue. Therefore, we reserve the right to modify the tax, legal and/or accounting structure of the Transaction and surviving corporation(s) and any another relevant terms contained herein based upon the results of our due diligence investigation.

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         1.       Agreement.

         The terms and provisions of the Transaction shall be described in one or more definitive agreements and plans of merger (the "Merger Agreement") by and between the Parties which shall contain the terms and conditions set forth in this LOI, as modified and amended by subsequent negotiations of the Parties, and such representations and warranties, covenants, indemnities and conditions that are usual and customary in a merger of this kind.

         2.       Interim Period Activities by E-Vue.

         Within 90 days from the date of this LOI, E-Vue may not enter any agreement with any third party to sell or merge itself.

         3.       Interim Period Activities by CLIK.

          E-Vue acknowledges that, prior to the closing of the Merger Agreement (the "Closing"), CLIK may enter into the following agreements and take the following actions:

                  (a) CLIK may use up to $500,000 of its cash and/or other working capital, as well as CLIK securities, to purchase certain assets of a competing dispute resolution business ("Competing Dispute Business", and together with CLIK's existing business, the "Dispute Business"), and may sell all or part of the assets of the Dispute Business (whether or not the Competing Dispute Business is purchased by CLIK).

                  (b) In connection with its purchase of the Competing Dispute Business, CLIK may enter into an employment agreement with the Executive Vice President of the Competing Dispute Business and issue options pursuant to CLIK's employee stock option plan ("Option Plan") as part of such employment agreement.

                  (c) CLIK may take all necessary actions to amend its Certificate of Incorporation to effect a reverse stock split of its issued capital stock and any instruments convertible into such capital stock.

                  (d) Subject to Section 7, within 90 days from the date of this LOI, CLIK may not enter any agreement with any third party to sell or merge itself; provided, however, that nothing herein shall prevent CLIK or CLIK's Board of Directors from (i) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an acquisition proposal which such person or entity is considering making for all or a portion of CLIK's business, and (ii) entering into an agreement with respect to a sale transaction relating to some or all of CLIK'S business negotiated with such person or entity, if, in the case of this clause (ii), CLIK'S Board of Directors reasonably believes in good faith, after consultation with its financial, legal and



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         other advisers, that such action is required to comply with its duties to holders of CLIK's Common Stock imposed by applicable law.

         4.       Capitalization

                  (a) Ownership. At the Closing, the capitalization of the public entity which shall exist upon closing of the Transaction (the "Public Entity"), shall be as follows: Subject to adjustment as provided in the last sentence of this paragraph (a), the shareholders of E-Vue (including all holders of E-Vue preferred stock and holders of warrants, options and any other securities or rights to purchase E-Vue capital stock) shall receive as a result of the Transaction 19% of the common stock of the Public Entity and will also receive preferred stock of the Public Entity that will be convertible, on a share-for-share basis, into 56% of the common stock of the Public Entity. The percentages set forth in this paragraph (a) are based on CLIK's total outstanding common shares and (b) those outstanding options and warrants which are exercisable for $1.50 or less on the date of the Closing of the Transaction. Pursuant to 3 (c) above, if CLIK effects a 1-for-3 or 1-for-4 reverse stock split before the Closing of the Transaction, only those options and warrants which have a $1.50 exercise price post-reverse stock split will be included in calculation of such percentages. It is also understood that there will be certain rights associated with the preferred stock of the Public Entity issued to the E-Vue shareholders, which will be negotiated in good faith by CLIK and E-Vue. It is contemplated that the Public Entity will raise a minimum of $5 million at not less than a $20 million entity valuation. In the event that less than $5 million in financing is secured, the ownership by CLIK shareholders will be adjusted upward to 30% on a pre-money basis. Such adjustment will be effected by the surrender for cancellation of shares of the Public Entity that were issued to the E-Vue shareholders in connection with the Transaction, which surrender will be effected on a pro rata basis by the holders of E-Vue common stock and options and warrants to purchase E-Vue common stock, determined in accordance with the total number of shares of Public Entity common stock and preferred stock which such holders receive in the Transaction. Any financing conducted by the Public Entity as contemplated above, whether for $5 million or less, must be effected at a valuation of not less than $20 million.

                  (b)      Stock Options and Warrants.

                  (i) Of E-Vue. All existing E-Vue options and warrants of E-Vue shall be converted to options and warrants of the Public Entity's common stock; provided that the number of shares of the Public Entity subject to such options and warrants shall be included in determining the percentage of stock owned by E-Vue shareholders set forth in Section 4(a) above .

                  (ii)     Of CLIK.



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                           (A) Existing warrants and consultant options of CLIK
                           as of the Closing shall remain in place after the Transaction, with no additional options or warrants being issued from the time that the LOI is executed.

                           (B) Employee stock options in CLIK issued and outstanding as of the Closing pursuant to its Option Plan shall remain in place after the Transaction. The Public Entity shall be restricted from increasing the number of shares eligible for grant under its Option Plan for a one year period after the Closing.

                           (C) In the event of a reverse stock split as provided for in Section 3(c) above, all existing CLIK options, as well as the total amount of shares in the CLIK Option Plan, will be reduced in accordance with such reverse stock split.

                           (D) Except as otherwise provided in this LOI, CLIK will not issue any additional options or warrants following the date of execution of this LOI without the consent of E-Vue until the earlier of termination of this LOI or the execution of the Merger Agreement.

         5.       Post Closing Operation of Dispute Business.

         In the event the Dispute Business is not sold prior to the Closing of the Transaction, CLIK currently estimates that, assuming Closing of the Transaction by no later than September 30, 2001, it will have approximately $1,500,000 of cash and cash equivalents as of the date of Closing (which gives effect to the use of $500,000 of cash to pay for the Competing Dispute Business) less any costs and expenses, incurred by CLIK in connection with the Transaction, including without limitation fees and expenses of attorneys, accountants, appraisers, bankers and other third parties, costs and expenses related to the structuring of the Transaction, the preparation and negotiation of this LOI and Merger Agreement, preparation of a fairness opinion by an investment banker, and the conduct of meetings of the board of directors and of the shareholders of CLIK required to approve the Transaction (the "Transaction Expenses"). If the Dispute Business is not sold in whole or in part prior to the Closing, the Parties currently contemplate that, immediately following the Closing, the assets and liabilities related to the operation of the Dispute Business, including but not limited to not more than $200,000 in available cash (the "Advanced Funds"), will be transferred to a new wholly-owned subsidiary of the Public Entity. The Parties shall work out a mechanism by which the Dispute Business may have access to additional cash funds (the "Additional Advanced Funds"). It is contemplated that until the earlier of when the Dispute Business is sold by the Public Entity or 18 months following the Closing, Mr. Israel will act as the manager of the Dispute Business, reporting to the new chief executive officer of the Public Entity and its Board of Directors.



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         6.       Management, Employees & Director.

         Our willingness and desire to conclude the Transaction is conditioned upon the employment after the Closing by the Public Entity of the management and employees of CLIK, upon materially the same terms and conditions as they currently have with CLIK. Therefore, as a condition to the Closing, you agree to enter into employment agreements with all applicable officers and employees of CLIK upon materially the same terms and conditions as they currently have with CLIK with the exception that Mr. Israel will no longer be the CEO of CLIK but instead will run the wholly- owned dispute resolution subsidiary business. Additionally, you will cause Mr. Israel and a designee of ISO Investment Holdings, Inc. ("ISO") (as ISO presently has this right pursuant to an agreement with CLIK) to remain on the Board of Directors of the Public Entity following the Closing, and will use your best efforts to cause them to continue as directors until the earlier of the sale of the Dispute Business or 18 months following the Closing. In addition, each of the shareholders of E-Vue as of the Closing will be required, as a condition to Closing, to enter into an agreement with Mr. Israel pursuant to which they will agree to vote, until the earlier of 18 months following the Closing or the sale of the Dispute Business, all voting stock of the Public Entity owned by them for the election of Mr. Israel as a director.

         7.       Termination

                  (a) In the event that a Merger Agreement is not entered into within 90 days after the date hereof, CLIK may, at its option by written notice to E-Vue, elect not to proceed with the Transaction and this LOI will be deemed to have terminated as of the date of such written notice. In such event:

                           (i) CLIK shall pay E-Vue Transaction Expenses up to a
                  maximum of $100,000 in cash, within three business days following the date of termination.


                           (ii) E-Vue will be entitled a break up fee of
                  $100,000. Upon execution of this LOI, CLIK shall deposit in escrow with a third party designated by E-Vue such amount in cash, which amount shall be released to E-Vue if the provisions of this Section 7(a) are triggered.

                  (b) In the event that that a Merger Agreement is not entered into within 90 days after the date hereof, E-Vue may, at its option by written notice to CLIK, elect not to proceed with the Transaction and this LOI will be deemed to have terminated as of the date of such written notice. In such event:

                           (i) E-Vue shall pay CLIK Transaction Expenses up to a
                  maximum of $100,000 in cash, within three business days following the date of termination.

                           (ii) CLIK will be entitled a break up fee of
                  $100,000. Upon execution



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                  of this LOI, E-Vue shall deposit in escrow with a third party designated by CLIK such amount in cash, which amount shall be released to CLIK if the provisions of this Section 7(b) are triggered.


         8.       Reimbursement

         In the event that the E-Vue subsidiary company of the Public Entity does not raise a minimum of $2.5 million, the E-Vue subsidiary of the Public Entity will reimburse the Public Parent company up to a maximum of $100,000 for Transaction related expenses.

         9.       Representations; Covenants.

                  (a) The Parties hereby represent and warrant that the execution and delivery of this LOI does not, and the consummation of the transactions contemplated hereby will not, breach, cause a default under or require the receipt of one or more consents or approvals of any party to, any existing or proposed contracts, arrangements or understandings to which he, she or it is a party except as otherwise provided in this LOI.

                  (b) In addition to the other conditions to Closing specified herein and others which are included in the definitive Merger Agreement, E-Vue acknowledges that the following will be conditions to CLIK proceeding with the Transaction:

                           (i) Receipt of a fairness opinion in customary form
                  and acceptable to the CLIK Board of Directors that the consideration to be issued to the shareholders of E-Vue in connection with the Transaction and the other terms of the Transaction are fair and reasonable to CLIK and its shareholders from a financial point of view; and

                           (ii) Approval by an independent committee of the
                  Board of Directors (if one is appointed), the Board of Directors and shareholders of CLIK of the Transaction; and

                           (iii) Receipt of written confirmation from Sarnoff
                  Corporation ("Sarnoff") that the license and development agreement between Sarnoff and E-Vue, granting E-Vue exclusive licenses for certain intellectual property of Sarnoff's, has not materially changed and that it shall continue in full force and effect following the Closing. Such agreement and all subsequent amendments, if any, are to be made available to CLIK for their independent verification of the agreement's status.



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                  (c) In addition to the other conditions to Closing specified herein and others which are included in the definitive Merger Agreement, CLIK acknowledges that following will be conditions to E-Vue proceeding with the Transaction:

                           (i) Approval by the E-Vue Board of Directors and
                  shareholders

                           (ii) CLIK will use its reasonable commercial efforts
                  to furnish to E-Vue all necessary and appropriate due diligence information requested by the counsel of E-Vue.

         10.      Access to the Company; Operation in Ordinary Course.

         Following the execution of this LOI and prior to Closing, each Party will cause or permit representatives of the other Party to have full access to each Party's management, records and facilities. During such period and except as otherwise provided in this LOI, each Party will (a) operate only in the ordinary course of business, (b) maintain the value of its business as a going concern and preserve its goodwill and its relationships with customers, suppliers, creditors, contractors and employees, and (c) notify the other Party of any material adverse change with respect to such Party's condition, business, assets, operations or prospects.

         11.      Public Announcements.

         Each Party will be entitled to make public announcements concerning the transaction but not without the prior written consent of the other Party hereto, which consent will not be unreasonably withheld. Notwithstanding the foregoing, any of the Parties may at any time make any announcements which are required by applicable law so long as such Party promptly upon learning of such requirement notifies the other parties of such requirement and discusses with the other party in good faith the exact wording of any such announcement.

         12.      Confidentiality

                  (a) The Parties recognize that in the course of undertaking the efforts contemplated by this letter, each of them may have access to confidential or proprietary information belonging to the other Party. Subject to the provisions of this letter of intent, each Party is willing to disclose such information and data to the other Party for the sole purpose of undertaking the transaction contemplated by this LOI. Such information and data, which are confidential, will be collectively referred to herein as "Confidential Information"; and each Party agrees with respect thereto as follows:

                           (i) To maintain as strictly confidential and preserve
                  the confidentiality of all Confidential Information;



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                           (ii) Not to use any Confidential Information for any
                  purpose other than the purpose described in this letter; and this LOI shall not be construed as granting either Party any licenses under any patents, trade secrets or know-how.


                           (iii) To limit disclosure of Confidential Information
                  to employees or representatives of either Party who reasonably require knowledge thereof to accomplish the Party's aforementioned purpose ("Permitted Persons"); and to use either Party's best efforts to assure that all Permitted Persons to whom any Confidential Information is disclosed treat and maintain the Confidential Information as strictly confidential.

                           (iv) Not disclose to any person (including without
                  limitation customers or competitors of either Party or its subsidiaries) either the fact that discussions regarding a possible transaction are taking place or other facts with respect to such discussions, including the status thereof, unless the other Party has given its prior written consent to such disclosure, and direct its employees, representatives, agents, accountants, attorneys, etc., having knowledge of the subject matter of this LOI or any Confidential Information not to make such disclosure. The term "person," as used herein, shall be broadly interpreted to include without limitation any corporation, company, partnership or individual.

                  (b) The limitations imposed by (a) of this Section 11 will not prevent either Party from disclosing or using Confidential Information which belongs to such Party or is (i) already known by the recipient Party without an obligation of confidentiality, (ii) publicly known or becomes publicly known through no unauthorized act of the recipient Party, (iii) rightfully received from a third party, (iv) independently developed by the recipient Party without the use of the other Party's Confidential Information, (v) disclosed without similar restrictions to a third party by the Party owning the Confidential Information, (vi) approved by the other Party for disclosure or use, or (vii) required to be disclosed pursuant to a requirement of a governmental agency or law or the requirement or request of any securities exchange.

                  (c) The obligations of either Party under this Section 11 will remain in full force and effect for a period of one year from receipt of the Confidential Information from the other Party hereunder. Either Party will be responsible to the other Party for all damages suffered by the other Party for the disclosure of the Confidential Information or use of the Confidential Information for any other purpose other than the above mentioned. Each Party hereto will return all data and information in its possession to the other Party in the event that the transaction contemplated herein is not consummated.



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         13.      Cooperation; Expenses.

         The parties will cooperate with each other in order to effect the transactions contemplated by this letter of intent as promptly as practicable. Other than as set forth in Section 7, each Party will be responsible for its own costs and expenses, including without limitation fees and expenses of attorneys, accountants, appraisers, bankers and other third parties, incurred by such Party in connection with the Transaction, including without limitation costs and expenses related to the structuring of the Transaction, the preparation and negotiation of this LOI and Merger Agreement, preparation of a fairness opinion by an investment banker, and the conduct of a meeting of the shareholders of either Party required to approve the Transaction.

         14.      Non-Binding Nature.

         This LOI is a statement of the present intent and understanding of the Parties with respect to the Transaction contemplated hereby. This LOI is subject to the fulfillment of all conditions set forth herein and the satisfaction of all legal prerequisites to the closing of the transaction contemplated herein. It is expressly understood by the Parties that, except as set forth in the following sentence, this LOI is not a binding agreement or commitment of any of the Parties, and that it does not, and will not, give rise to any legally binding obligation on the part of any of the Parties or the Company. Notwithstanding the foregoing, this LOI constitutes a binding agreement of the parties as to all of Sections, 2, 3(d), 7,8,10,11,12,13, 14, 15 and 16 hereof. This LOI supersedes any prior proposals, letters or other discussions between the Parties concerning the subject matter hereof, and all such proposals, letters or other discussions are likewise of no binding effect. Except as otherwise provided herein, the binding agreements set forth in this LOI may be amended or modified only by a writing executed by the Parties.

         15.      Counterparts.

         This LOI may be executed in counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument.

         16.      Governing Law

         This LOI will be governed and construed by, and the parties hereto agree that the Agreement will be governed and construed by, the internal laws of the State of New York, without reference to its conflict of laws rules.



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         17.      Brokers.

         Except with regard to the Parties' agreement with Atlas Capital Services, LLC, neither of the Parties hereto is directly or indirectly obligated to anyone acting as a broker, finder, investment banker or in any other similar capacity in connection with this LOI, the proposed Merger Agreement or the transactions contemplated hereby or thereby.

         This LOI has been executed on behalf of clickNsettle.com Inc. by its Vice President thereunto duly authorized. If the foregoing accurately reflects the understanding of the parties hereto, please so indicate by having both originals of this LOI executed on behalf of E-Vue, Inc. by an officer thereunto duly authorized in the space provided below and returning one executed original to us.

                                         CLICKNSETTLE.COM, INC.


                                         By:
                                            ----------------------------------
                                              Name:  Patricia Giuliani-Rheaume
                                              Title: Chief Financial Officer

Accepted and Agreed to this _____day of July, 2001:

E-VUE,  INC.


By:
   ----------------------------------
     Name:
     Title: